Canabo Medical Receives $310,000 Grant for Large Opioid Reduction Study

Vancouver, British Columbia--(Newsfile Corp. - October 5, 2017) - Canabo Medical Inc. (TSXV: CMM) (OTCQB: CAMDF) ("Canabo" or the "Company") is pleased to report that it will receive a $310,000.00 Research Grant to conduct a study on the reduction of opioids for patients prescribed medical cannabis.

The study, perhaps the largest of its kind, will involve 1,000 patients currently using opioids to manage chronic pain. It will examine whether the use of opioids among patients experiencing chronic pain increase or decrease following the prescription of medical cannabis. Opioid deaths are one of the most serious concerns facing physicians in Canada and around the world.

John Philpott, Canabo's CEO commented: "We are delighted to play a leading role in this type of research in Canada. The study's methodology has been already been approved by the Ethics Review Board at Acadia University which will greatly assist in having the study's results published in Medical Journals across Canada and around the world. We believe this is just the beginning for other such research contracts".

In addition, The Company wishes to announce that, subject to TSX Venture Exchange approval, it has granted incentive stock options to certain directors, officers, and consultants to purchase up to an aggregate of 1,000,000 common shares exercisable on or before October 4, 2022 at a price of 0.45c per share.

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 19 clinics across Canada, with additional locations planned to open in 2017. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.'s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo's actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company's ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo's business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact:

Ms. Bianca Müller
Telephone: +1-902-334-1700
Email: media@cmclinic.ca
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.